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                           Filed by Orthodontic Centers of America, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                           Subject Company: Orthodontic Centers of America, Inc. Commission File No.: 1-13457

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:   Orthodontic Centers of America, Inc.       OrthAlliance, Inc.
            John C. Glover                             James C. Wilson
            Vice President of Investor Relations       Chief Financial Officer
            (904) 280-6285                             (310) 792-1300


                 ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE
                  ANNOUNCE STATUS OF MERGER RELATED AMENDMENTS

         METAIRIE, Louisiana (June 28, 2001) - Orthodontic Centers of America, Inc. (NYSE: OCA) and OrthAlliance, Inc. (NASDAQ/NM: ORAL) announced today that they have received signed amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals representing more than the minimum threshold amounts specified as a condition to OCA's obligation to close its proposed merger with OrthAlliance. As previously announced, OCA and OrthAlliance entered into a definitive merger agreement on May 16, 2001, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA.

         Under the terms of the merger agreement, OCA's obligation to complete the merger is conditioned upon, among other things, at least 56 of 184 designated OrthAlliance affiliated professionals, and a number of those OrthAlliance affiliated professionals representing at least 30% of OrthAlliance's annual service fees, amending their respective employment agreement and OrthAlliance service or consulting agreement on terms specified in the merger agreement. Completion of the proposed merger is subject to a number of other conditions, including approval by stockholders of OrthAlliance. The merger is anticipated to close in the third quarter of 2001 and to be accounted for as a purchase.

         W. Dennis Summers, Chairman of the Board and interim President and Chief Executive Officer of OrthAlliance, said, "We are not surprised to have received so many amendments this quickly, and we expect to continue the brisk pace of OrthAlliance allied professionals willing to amend their applicable agreements in accordance with terms described in the merger agreement. Increasingly, these professionals are recognizing the wisdom in receiving the full suite of OCA's powerful package of business services as a clear, proven vehicle for practice growth."


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         Bart F. Palmisano, Sr., Chief Executive Officer, President and Chairman
of the Board of OCA, said, "We have been focused diligently the past several weeks meeting with virtually all of OrthAlliance's outstanding affiliated orthodontists and pediatric dentists, and we continue to be impressed with their high level of professionalism and commitment to quality. We look forward to welcoming this highly regarded and exceptionally talented group to our organization. We are excited about our combined prospects for growth and our continued ability to build shareholder value."

About Orthodontic Centers of America, Inc.

         Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. As of March 31, 2001, OCA was affiliated with over 400 orthodontists who were treating over 350,000 patients in over 600 orthodontic centers throughout the United States and in Japan, Mexico and Spain. For additional information on Orthodontic Centers of America, Inc., visit the Company's web site: http://www.4braces.com.

About OrthAlliance, Inc.

         OrthAlliance, Inc. is a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. As of March 31, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States.

Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to execution of amendments by OrthAlliance affiliated professionals, growth, shareholder value, benefits to OrthAlliance's affiliated professionals, accounting treatment of the merger and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, failure to obtain acceptable amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business,

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OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.



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